December 5, 2007

The Board of Directors

Mac-Gray Corporation

c/o Linda A. Serafini, Secretary

404 Wyman Street, Suite 400

Waltham, MA 02451

Dear Members of the Board:

In conjunction with our Schedule 13D filing, we want to reiterate our concerns regarding Mac-Gray's growth and capital allocation strategies. We also want to take this opportunity to urge the Board to consider two alternate paths: a high dividend payout model or a sale of the company. We believe both of these alternatives would deliver significantly more value to shareholders than the status quo.

As you know, we are long-term investors who take pride in our research and the constructive relationships we often develop with companies over the course of several years of ownership. We have owned Mac-Gray shares for nearly four years, during which time we have worked hard to develop an understanding of the company and its business.

Mac-Gray's Management should be commended for the company's history of excellent customer service and industry-leading technological innovation. However, we believe Mac-Gray's growth and capital allocation strategies have been much less successful.

We have long been puzzled and frustrated by Mac-Gray's low return on invested capital ("ROIC") and return on equity ("ROE") and its lack of growth in earnings per share ("EPS"). We have had difficulty reconciling these numbers with Management's contentions that Mac-Gray earns strong returns on its acquisitions and capital investments.

We have conducted our own analysis of Mac-Gray's financial performance and acquisitions, and have concluded that the company's focus on revenue and EBITDA growth has created very little value for shareholders. We believe our analysis is unbiased, fact-based, and conclusive. Accordingly, we believe it is incumbent upon the Board to bring an end to the status quo and implement changes to realize tangible value for all shareholders.

The Current "Growth" Strategy Has Created Very Little Shareholder Value

Ever since its ill-fated attempts to enter other lines of business through the MicroFridge and Copico acquisitions in the late 1990s, Mac-Gray has focused on its core laundry facilities management business. Motivated by incentive compensation plans that reward growth in revenue and EBITDA, Management has invested hundreds of millions of dollars to expand the core business.

Unfortunately, the returns on these investments appear to be very poor. Despite achieving the revenue and EBITDA growth targets needed to earn large bonuses for Management, these investments have not led to improvements in ROIC, ROE, or EPS. For the past seven years, Mac-Gray's ROIC and ROE have been unacceptably low, and its EPS numbers have been erratic. The numbers are undeniable:

Table 1	2000	2001	2002	2003	2004	2005	2006

ROIC	10.0%	7.2%	8.2%	7.5%	9.2%	6.9%	7.4%

ROE	12.4%	7.6%	9.3%	9.4%	11.1%	3.7%	6.5%

Adjusted EPS	$0.32	$0.22	$0.28	$0.30	$0.39	$0.42	$0.31

* Please see Exhibit 1 at the end of this letter for supporting calculations.

We have discussed this issue with Management, and also with a few Board members at the 2007 annual meeting of stockholders in Boston. The common explanation for Mac-Gray's low ROIC and ROE and stagnant earnings is that Mac-Gray's business involves significant upfront investments that require time to pay off.

This explanation does not stand up to scrutiny. First, since Mac-Gray has pursued the same strategy for the past seven years, the company's consolidated ROIC and ROE are indeed good indicators of the company's long-term capital allocation decisions. Second, most of Mac-Gray's investments in fact provide a nearly-immediate payoff. This is because most acquisitions are integrated within a few months of closing, and the profitability of any given customer contract is not that different in year two than in year five.

When presented with these poor results, Management has said that Mac-Gray should not be judged by these metrics because it is "an EBITDA company." The unfortunate reality is that EBITDA growth has not translated to shareholder value. Though Mac-Gray's EBITDA has nearly doubled since 2000, its debt has nearly tripled and its share count has also increased. The numbers show that the majority of Mac-Gray's share price increase in recent years resulted from multiple expansion:

Table 2 ($ millions, except share price)
	2000	2001	2002	2003	2004	2005	2006	12/5/07*
Share Price (end of period)	$3.25	$2.81	$3.29	$5.40	$8.09	$11.65	$11.92	$11.79
Diluted Shares	12.6	12.6	12.7	12.7	13.0	13.3	13.4	13.7
Equity Value	$41.1	$35.5	$41.7	$68.8	$105.4	$154.7	$160.3	$161.2

Plus: Debt	$77.6	$70.2	$56.8	$50.9	$73.3	$166.7	$177.1	$219.8
Enterprise Value	$118.7	$105.8	$98.5	$119.7	$178.7	$321.4	$337.4	$381.0

Adj. EBITDA (trailing 12 mos.)	$33.9	$30.4	$28.6	$28.2	$34.3	$52.4	$55.2	$62.0

Trailing EBITDA Multiple	3.5x	3.5x	3.4x	4.3x	5.2x	6.1x	6.1x	6.1x

* 2007 YTD adjusted to include an estimated full-year contribution from the acquired Hof Service Company.

As demonstrated in the following illustrative analysis, had Mac-Gray traded at a constant EBITDA multiple of 5x since 2000 (roughly the average multiple over this timeframe), the share price would have stayed roughly flat in the $7 range.

Table 3 ($ millions, except share price)
	2000	2001	2002	2003	2004	2005	2006	12/5/07*
Adj. EBITDA (trailing 12 mos.)	$33.9	$30.4	$28.6	$28.2	$34.3	$52.4	$55.2	$62.0
Trailing EBITDA Multiple	5.0x	5.0x	5.0x	5.0x	5.0x	5.0x	5.0x	5.0x
Enterprise Value	$169.6	$152.1	$143.1	$140.8	$171.3	$262.1	$276.1	$310.0

Less: Debt	($77.6)	($70.2)	($56.8)	($50.9)	($73.3)	($166.7)	($177.1)	($219.8)
Equity Value	$92.0	$81.9	$86.3	$89.9	$98.0	$95.4	$99.0	$90.1

Diluted Shares	12.6	12.6	12.7	12.7	13.0	13.3	13.4	13.7

Implied Share Price	$7.28	$6.48	$6.81	$7.05	$7.52	$7.18	$7.36	$6.59

It is very clear from this analysis that the current strategy has created very little value for shareholders. There is no reason to believe the same strategy should produce different results in the future. Thus, we urge a change of direction.

High Dividend Payout Model

If Mac-Gray is to remain an independent company, we think a high dividend payout model is the best alternative for delivering tangible value to shareholders. Rather than trying to be a "growth" company, Mac-Gray should embrace its modest inherent growth and strong free cash flow generation and adopt a capital allocation strategy more appropriate for its financial profile.

Specifically, we recommend Mac-Gray significantly reduce its spending on acquisitions and new customer contracts. It could accomplish this by raising meaningfully its required rate of return and being more conservative and rigorous in its financial analysis. This would result in: (1) fewer, better investments and (2) excess free cash flow that could be returned to shareholders through dividends.

As shown in Exhibit 2 at the end of this letter, our analysis indicates that Mac-Gray could return $19 million (approximately $1.45 per share) annually to shareholders by reducing annual acquisition and capital spending to $25 million. This level of spending would not limit the company's ability to renew expiring customer contracts and would still allow the company to pursue growth through selective investments in high-return opportunities.

If Mac-Gray were to pay a dividend of $1.45 per share and trade at a dividend yield of 7.25% (roughly the yield of Coinmach's Class A shares prior to the announcement of its sale to Babcock & Brown), this would imply a Mac-Gray share price of $20.

Please note that this analysis excludes any impact from the acquisition of Hof Service Company. If that deal turns out to be accretive, as Management has indicated, Mac-Gray would be able to pay an even higher dividend.

This example illustrates that a large annual dividend would force the stock market to value Mac-Gray based on its free cash flow and should immediately improve the share price. It would also provide a meaningful and tangible ongoing return to shareholders. We do not recommend initiating a small dividend, as it would not have the same effect.

We understand such a strategic shift is not without complication. For example, Mac-Gray's 7-5/8% senior notes presently limit dividend payments. In addition, the senior executive incentive compensation plans would need to be aligned with the new capital allocation strategy. These challenges can be overcome and should not be used to justify a continuation of the status quo.

Sale of the Company

If Management refuses to change strategic course, we believe the Board should consider an outright sale of the company to achieve immediate value for Mac-Gray shareholders. A formal auction process would secure the highest price and ensure fairness for all shareholders.

The most obvious prospective buyer is Coinmach, which demonstrated its interest in Mac-Gray with an unsolicited acquisition offer a year ago. In addition, Coinmach's new owner (Babcock & Brown) has expressed an interest in further consolidating the industry.

Mac-Gray also has demonstrated an interest in such a combination. By advancing to the final round of bidding for Coinmach (as detailed in Coinmach's merger proxy), Mac-Gray signaled a strong desire to merge with Coinmach and acknowledged the tremendous synergies that could be achieved. It is our view that Mac-Gray shareholders unquestionably would be best served if Mac-Gray were the seller in any deal with Coinmach.

Mac-Gray should also consider selling to other buyers. Private equity and infrastructure funds likely would covet the annuity-like nature and consistent free cash flow generation of Mac-Gray's "essential services" business.

Conclusion

The time for action is now. Years of mediocre financial performance indicate the current strategy is not working. The share price tells a similar story. Mac-Gray's current share price of $11.79 is only 7% higher than its 1997 IPO price of $11.00. By comparison, the total return of the S&P 500 over the same ten-year timeframe has been approximately 85% (including reinvested dividends). The improvement in Mac-Gray's share price over the past few years does not justify the current strategy, as it represents a rebound from a low base that was due in part to the poor acquisitions of MicroFridge and Copico.

How much longer must Mac-Gray shareholders endure low returns on their capital and a depressed share price? The Board has all the information it needs to conclude that the current strategy is not working. We urge you to take action now.

Very sincerely,

Scott W. Clark Andrew F. Mathieson

Exhibit 1: Analysis of ROIC, ROE, and EPS
$ millions, except per share values

ROIC and ROE Calculations	2000	2001	2002	2003	2004	2005	2006

Numerator
Reported Net Income	$3.8	$2.5	$3.8	$4.1	$5.3	$12.1	$0.9

+/- Non-recurring Items	$0.0	$0.0	($0.2)	($0.6)	($1.0)	($11.9)	$3.5
+ Stock-based Compensation	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$1.1
+ SOX Expense (estimated)	$0.0	$0.0	$0.0	$0.0	$0.5	$1.0	$1.5
+ Taxes (reported)	$3.2	$2.3	$2.6	$3.0	$3.9	$8.6	$0.1
- Taxes (cash paid)	$0.2	($0.2)	($0.4)	($0.3)	($0.6)	($6.6)	($1.3)
(a) Adjusted Net Income	$7.2	$4.6	$5.8	$6.2	$8.0	$3.1	$5.8

+ Net Interest Expense	$6.8	$5.2	$4.6	$2.8	$4.3	$10.9	$13.7
(b) Adjusted Unlevered Net Income	$14.0	$9.7	$10.3	$9.0	$12.3	$14.0	$19.5

Denominator
Shareholders' Equity	$60.0	$60.6	$63.7	$68.7	$75.9	$88.6	$91.6
Debt	$77.6	$70.2	$56.8	$50.9	$73.3	$166.7	$177.1
Invested Capital	$137.6	$130.8	$120.5	$119.6	$149.3	$255.3	$268.7

(c) Average Shareholders' Equity	$58.1	$60.3	$62.1	$66.2	$72.3	$82.3	$90.1
(d) Average Invested Capital	$140.3	$134.2	$125.7	$120.1	$134.4	$202.3	$262.0

Return Analysis
ROE = a / c	12.4%	7.6%	9.3%	9.4%	11.1%	3.7%	6.5%
ROIC = b / d	10.0%	7.2%	8.2%	7.5%	9.2%	6.9%	7.4%

EPS Adjustments	2000	2001	2002	2003	2004	2005	2006

Reported Net Income	$3.8	$2.5	$3.8	$4.1	$5.3	$12.1	$0.9

+/- Non-recurring Items	$0.0	$0.0	($0.2)	($0.6)	($1.0)	($11.9)	$3.5
+ Stock-based Compensation	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$1.1
+ SOX Expense (estimated)	$0.0	$0.0	$0.0	$0.0	$0.5	$1.0	$1.5
+ Taxes (reported)	$3.2	$2.3	$2.6	$3.0	$3.9	$8.6	$0.1
- Taxes (42% rate)	($2.9)	($2.0)	($2.6)	($2.7)	($3.6)	($4.1)	($3.0)
Adjusted Net Income	$4.0	$2.8	$3.6	$3.8	$5.0	$5.6	$4.1

Diluted Shares	12.6	12.6	12.7	12.7	13.0	13.3	13.4

Adjusted EPS	$0.32	$0.22	$0.28	$0.30	$0.39	$0.42	$0.31

Exhibit 2: Dividend Potential
$ millions, except per share values

2006 Statement of Cash Flows
Net Cash Flows Provided by Operating Activities	$36.5
Net Cash Flows Used in Investing Activities	($45.0)
Distributable Cash Flow	($8.5)

Adjustments:
+ Capital Expenditures (actual)	$25.9
+ Customer Incentive Payments (actual)	$4.5	Per 2006 10-K
+ Payments for Acquisitions (actual)	$19.4
- Pro Forma Investment Spending	($25.0)	Fairview recommendation
+ 2007 Operating Cash Flow Growth	$3.0	Fairview estimate
Adjusted Run-rate Distributable Cash Flow	$19.3

Common Shares	13.3

Distributable Cash Flow Per Share	$1.45

Dividend Yield	7.25%

Implied Share Price	$20.06